-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Lang  John  M.                                  Lodgian, Inc.               12/99        [X] Director        [ ] 10% Owner
    ------------------------------------               LOD                                   [ ] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)


    3399 Peachtree Road, N.E., Suite 2050                                                    ---------------------------------------
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person, if an entity           Original       [X] Form Filed by One Reporting Person
    Atlanta        GA            30326         (Voluntary)                    (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock, par value      1/1/99 (1)   A       V     1,231       A       4.875      353,950 (4)       D
$.01 per share
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Common Stock, par value      4/1/99 (1)   A       V     1,231       A      4.4375      353,950 (4)       D
$.01 per share
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Common Stock, par value      7/1/99 (1)   A       V     1,231       A      6.5625      353,950 (4)       D
$.01 per share
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Common Stock, par value      10/1/99 (1)  A       V     1,231       A      3.75        353,950 (4)       D
$.01 per share
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Common Stock, par value      12/1/99 (2)  J (3)           992       A      6.125       353,950 (4)       D
$.01 per share
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Common Stock, par value      12/1/99 (2)  J (3)          6,124      A      6.125       353,950 (4)       D,I            By joint
$.01 per share                                                                                                          title with
                                                                                                                        Spouse
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Common Stock, par value      12/1/99 (2)  J (3)         15,794      A      6.125       353,950 (4)       I              By P.T.
$.01 per share                                                                                                          Partners,
                                                                                                                        LLC, of
                                                                                                                        which the
                                                                                                                        Reporting
                                                                                                                        Person is
                                                                                                                        Manager.
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Common Stock, par value       12/29/99    G              8,040      D                  353,950 (4)       D
$.01 per share
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Common Stock, par value       12/29/99    G              8,040      A                  353,950 (4)       I              By Trust for
$.01 per share                                                                                                          benefit of
                                                                                                                        children
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Common Stock, par value       1/6/2000    G       V      8,142      D                  353,950 (4)       D
$.01 per share
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Common Stock, par value       1/6/2000    G       V      8,142      A                  353,950 (4)       I              By Trust for
$.01 per share                                                                                                          benefit of
                                                                                                                        children
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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                                                                                                                     SEC 1475 (3-99)
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

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Explanation of Responses:

(1) Date represents the date of grant by the issuer. The certificates for these shares were received December 17, 1999. The Reporting Person voluntarily reports the acquisition of these shares earlier than required pursuant to Rule
16a-4(g)(2) under the Securities Exchange Act of 1934, as amended.

(2) Date represents the average date of receipt for all shares issued out of escrow to the Reporting Person or his affiliates, including P.T. Partners, LLC, of which the Reporting Person is sole member and manager. These shares were mailed April 12, 1999 via first class United States mail.

(3) Shares acquired represent the portion of shares issued, but held in escrow, pursuant to the merger of Impac Hotel Group, LLC and Servico, Inc. on December
11, 1998 (the "Merger"), and which were released from escrow after the completion of certain hotels. The certificates representing these shares are dated October 28, 1999, but were received by the Reporting Person and his affiliates on or about December 1, 1999 and are therefore reported currently.

(4) 117,842 shares are owned directly. This figure includes 7,116 shares released from escrow, 4,924 shares received from the issuer pursuant to director compensation, and total distributions to trusts for the benefit of the Reporting
Person's children of 16,182 shares, all of which are reported on this Form.
236,108 shares are owned indirectly, including 15,794 shares released from escrow and 16,182 shares contributed to trusts for the benefit of the Reporting
Person's children. According to the relationship previously reported on the Reporting Person's Form 3 Initial Statement of Beneficial Ownership of
Securities, the Reporting Person may be deemed to be the beneficial owner of 15,794 shares received from escrow by P.T. Partners LLC.


** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /S/ John M. Lang                                       January 6, 2000
                                                         --------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date


Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

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                                                                                                                     SEC 1475 (3-99)
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